



Partnering with our Sub-Adviser BlackRock®

To deliver this product, we're thrilled to announce a partnership with **BlackRock**® as our subadvisor—a preeminent firm and the world's largest asset manager with over $7T in assets. Part of the fund will be managed by BlackRock's Global Fixed Income group, which will curate a range of investments from BlackRock's portfolio. Previously, access to this-investment strategy was only available to institutions—making this product unprecedented for individual investors

No matter your investing experience, you've likely heard of BlackRock. Combine BlackRock's experience and YieldStreet's savviness for disrupting the alternative investment space, and investors like you will soon have access to what we believe is a first-of-its-kind investment opportunity.

Watch Rick Rieder, Chief Investment Officer of Global Fixed Income at BlackRock, and YieldStreet Co-Founders Michael Weisz and Milind Mehere for a behind-the-scenes video about what makes this so special.











Watch BlackRock and YieldStreet

For the avoidance of doubt, the YieldStreet Prism Fund is a non-diversified closed-end fund for purposes of the Investment Company Act of 1940, as amended (“40 Act”), and is therefore not a 40 Act “diversified” product.

Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by YieldStreet or any other party.

FOLLOW US
Unsubscribe Manage Preferences Privacy Policy
844-943-5378 | investments@yieldstreet.com
300 Park Ave, New York, NY 10022